ORBIS

Warsaw, 2001-11-08


02002957

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

U.S. POST OFFICE
DELAYED


RECEIVED
FEB 05 2002
167

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the 3 quarter 2001 Report.

Best regards

Krzysztof Gerula

Vice-President

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Form SA-Q 3rd quarter 2001

(for issuers of securities with the company profiles in production, construction, trade, and services)

In accordance with paragraph 46 section 1 item 2 of the Ordinance of the Council of Ministers dated December 22, 1998 (Journal of Laws no. 163 entry 1160)
the Board of Directors of ORBIS S.A...
discloses in public this quarterly report for the 3rd quarter 2001 year. **Date submitted:** **5.11.01**

SELECTED FINANCIAL DATA (current year)	in thousands of PLN		in thousands of EURO	
	3rd quarter ended Sept. 30, 2001	3 quarters ended Sept. 30, 2001 cumulative	3rd quarter ended Sept. 30, 2001	3 quarters ended Sept. 30, 2001 cumulative
I. Net sales revenues	187 392	534 936	48 986	146 070
II. Operating profit (loss)	34 813	59 229	9 100	16 173
III. Profit (loss) before taxes	37 155	64 285	9 713	17 554
IV. Net profit (loss)	26 590	45 550	6 951	12 438
V. Assets (as at Sept. 30, 2001)		**1 315 723**		**339 016**
VI. Shareholders' Equity (as at Sept. 30, 2001)		**1 094 097**		**281 911**
VII. Number of shares (as at Sept. 30, 2001)		**46 077 008**		**46 077 008**
VIII. Book value per share (in PLN) (as at Sept. 30, 2001)		**23,74**		**6,12**

BALANCE SHEET (in thousands of PLN)	as at Sept. 30, 2001 end of 3rd quarter	as at June 30, 2001 end of prior quarter	as at Sept. 30, 2000 end of 3rd quarter	as at June 30, 2000 end of prior quarter
Assets				
I. Fixed assets	1 152 440	1 138 947	1 008 853	951 791
1. Intangible assets	22 308	22 996	24 764	25 459
2. Tangible fixed assets	1 046 846	1 034 577	930 811	884 065
3. Financial fixed assets	83 286	81 374	53 278	42 267
4. Long-term receivables	0	0	0	0
II. Current assets	140 860	119 490	219 179	230 727
1. Inventories	15 650	16 571	19 907	19 935
2. Current receivables	62 594	55 877	60 540	57 895
3. Own shares in treasury	0	0	0	0
4. Current marketable securities	0	0	73 736	96 426
5. Cash and cash equivalents	62 616	47 042	64 996	56 471
III. Deferred expenses and income taxes	22 423	29 344	22 926	33 081
1. Deferred income taxes	7 251	6 461	8 980	8 540
2. Deferred expenses and other deferred assets	15 172	22 883	13 946	24 541
Total Assets	1 315 723	1 287 781	1 250 957	1 215 599
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 094 097	1 067 507	1 041 549	1 008 725
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Reserve capital	673 768	673 405	587 949	587 803
4. Revaluation reserve capital	282 625	282 988	283 638	283 783
5. Other reserve capitals	0	0	0	0
6. Foreign currency translation differences on the Company's foreign branches	0	0	0	0
7. Prior years' retained earnings (accumulated loss)	0	0	0	0
8. Net profit (loss)	45 550	18 960	77 809	44 985
II. Reserves	60 711	60 714	58 724	58 463
1. Reserves on income taxes	0	0	0	0
2. Other reserves	60 711	60 714	58 724	58 463
III. Liabilities	116 795	121 570	105 369	108 041
1. Long-term liabilities	41 038	38 524	31 626	31 626
2. Current liabilities	75 757	83 046	73 743	76 415
IV. Accrued expenses and deferred income	44 120	37 990	45 315	40 370
Total Shareholders' Equity and Liabilities	1 315 723	1 287 781	1 250 957	1 215 599

PROFIT AND LOSS ACCOUNT (in thousands of PLN)	3rd quarter ended Sept. 30, 2001	3 quarters ended Sept. 30, 2001 cumulative	3rd quarter ended Sept. 30, 2000	3 quarters ended Sept. 30, 2000 cumulative
I. Net sales revenues	187 392	534 936	213 132	596 591
1. Net sales of products	185 872	530 468	211 767	592 353
2. Net sales of merchandise and raw materials	1 520	4 468	1 365	4 238
II. Cost of sales	124 358	377 878	136 249	399 725
1. Cost of products sold	123 801	376 314	135 790	398 271
2. Cost of merchandise and raw materials sold	557	1 564	459	1 454
III. Gross profit (loss) on sales (I-II)	63 034	157 058	76 883	196 866
IV. Selling expenses	10 525	27 870	12 110	30 569
V. General administrative expenses	21 694	68 271	24 328	73 687
VI. Profit (loss) on sales (III-IV-V)	30 815	60 917	40 445	92 610
VII. Other operating income	9 126	16 205	3 134	9 377
VIII. Other operating expenses	5 128	17 893	2 557	7 170
IX. Operating profit (loss) (VI+VII-VIII)	34 812	59 229	41 022	94 817
X. Income on shares in other companies	43	2 043	(0)	99
XI. Income on other financial fixed assets	0	0	0	0
XII. Other financial income	2 804	7 484	6 354	19 014
XIII. Financial expenses	515	4 609	1 731	4 763
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)	37 144	64 147	45 645	109 167
XV. Extraordinary items (XV.1. - XV.2.)	11	138	62	262
1. Extraordinary gains	93	244	129	438
2. Extraordinary losses	82	106	67	176
XVI. Profit (loss) before taxes	37 155	64 285	45 707	109 429
XVII. Corporate income tax	10 565	18 735	12 883	31 620
XVIII. Other obligatory profit decreases (loss increases)	0	0	0	0
XIX. Net profit (loss)	26 590	45 550	32 824	77 809

Net profit (loss) for 12 months		52 548		68 003
Weighted average number of ordinary shares		46 077 008		46 077 008
Earnings (loss) per ordinary share (in PLN)		1,14		1,48

CASH FLOW SATEMENT (in thousands of PLN)	3rd quarter ended Sept. 30, 2001	3 quarters ended Sept. 30, 2001 cumulative	3rd quarter ended Sept. 30, 2000	3 quarters ended Sept. 30, 2000 cumulative
A. Net cash flows - Operating activities (I-II) - direct method				
I. Cash provided by operating activities				
1. Sales revenues, of which:				
a) sales of products				
b) sales of merchandise				
c) sales of raw materials				
2. Other operating income				
3. Extraordinary income				
4. Other income				
II. Cash used in operating activities				
1. Purchase costs, of which:				
a) purchases of merchandise				
b) purchases of raw materials				
2. Energy consumed				
3. Third party work				
4. Taxes and charges				
5. Salaries and wages				
6. Corporate income tax paid				
7. Other operating expense				
8. Extraordinary expense				
9. Other expenses				

A. Net cash flows - Operating activities (I+/-II) - indirect method	44 484	81 005	62 516	120 187
I. Net profit (loss)	26 590	45 550	32 824	77 809
II. Total adjustments	17 894	35 455	29 692	42 378
1. Depreciation and amortisation	16 931	49 621	15 255	44 109
2. (Gain) loss on foreign exchange differences	709	(147)	0	0
3. Interest and dividends	-2 936	-2 043	(62)	2 003
4. (Gain) loss on investing activities	(6 999)	(7 658)	(429)	(937)
5. Change in other reserves	-3	3 409	261	261
6. Corporate income tax as disclosed in the Profit and Loss Account	10 566	18 735	12 882	31 620
7. Corporate income tax paid	(9 655)	(11 005)	(27 851)	(26 087)
8. Change in inventories	921	1 712	28	807
9. Change in accounts receivable	(5 752)	(19 791)	5 387	(20 178)
10. Change in current liabilities (excluding loans and bank credits)	(3 043)	(9 853)	108	(5 824)
11. Change in deferred and accrued expenses	11 780	5 295	15 916	10 985
12. Change in deferred income	2 059	2 565	1 229	139
13. Other adjustments	3 316	4 615	6 968	5 481
B. Net cash flows - Investing activities (I-II)	(24 575)	(79 593)	(49 331)	(78 764)
I. Cash provided by investing activities	9 276	41 580	88 827	251 494
1. Sales of intangible assets	0	55	26	118
2. Sales of tangible fixed assets	7 233	7 810	575	1 772
3. Disposal of financial fixed assets, of which:	0	0	0	0
- securities of subsidiary companies	0	0	0	0
- securities of associated companies	0	0	0	0
- securities of the parent company	0	0	0	0
4. Disposal of current marketable securities	0	31 672	88 085	249 014
5. Long-term loans collected	0	0	0	0
6. Dividends received	2 043	2 043	0	99
7. Interest received	0	0	141	491
8 . Other income	0	0	0	0
II. Cash used in investing activities	(33 851)	(121 173)	(138 158)	(330 258)
1. Purchases of intangible assets	(452)	(1 448)	(135)	(1 011)
2. Purchases of tangible fixed assets	(29 607)	(100 146)	(62 789)	(184 070)
3. Acquisition of financial fixed assets, of which:	(1)	(9 690)	(18 196)	(22 481)
- securities of subsidiary companies	0	(7 684)	(7 184)	(9 262)
- securities of associated companies	0	(1 500)	0	0
- securities of the parent company	0	0	0	0
4. Acquisition of own shares for treasury	0	0	0	0
5. Acquisition of current marketable securities	0	0	(122 695)	(122 695)
6. Long-term loans granted	-1 904	-1 904	65 657	0
7. Other expenses	(1 887)	(7 985)	0	0

C. Net cash flows - Financing activities (I-II)	(4 335)	6 151	(4 659)	(12 293)
I. Cash provided by financing activities	0	17 746	0	
1. Long-term bank credits and loans contracted	0	17 746	0	0
2. Issuance of bonds or other long-term notes payable	0	0	0	0
3. Current bank credits and loans contracted	0	0	0	0
4. Issuance of bonds or other current commercial papers	0	0	0	0
5. Issuance of shares	0	0	0	0
6. Additional paid-in capital	0	0	0	0
7. Other income	0	0	0	0
II. Cash used in financing activities	(4 335)	(11 595)	(4 659)	(12 293)
1. Payments of long-term bank credits and loans	0	0	0	0
2. Redemption of bonds and other long-term notes payable	0	0	0	0
3. Payments of current bank credits and loans	(3 138)	(9 505)	(3 138)	(9 700)
4. Redemption of bonds or other current commercial papers	0	0	0	0
5. Issuance of shares expenses	0	0	0	0
6. Own shares retired	0	0	0	0
7. Dividends and other payments to shareholders	0	0	0	0
8. Remuneration from net profit for the Management and Supervisory Board members	0	0	0	0
9. Charitable contributions	0	0	0	0
10. Finance lease commitments paid	0	0	0	0
11. Interest paid	(1 197)	(2 090)	(1 521)	(2 593)
12. Other expenses	0	0	0	0
D. Total net cash flows (A+/-B+/-C)	15 574	7 563	8 525	29 131
E. Change in balance-sheet cash and cash equivalents	15 574	7 563	8 525	29 131
- of which change in cash and cash equivalents by virtue of foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	0	55 053	0	35 865
G. Cash and cash equivalents - end of period (F+/-D)	15 574	62 616	8 525	64 996

OFF-BALANCE-SHEET LIABILITIES (in thousands of PLN)	**as at Sept. 30, 2001 end of 3rd quarter**	**as at June 30, 2001 end of prior quarter**	as at Sept. 30, 2000 end of 3rd quarter	as at June 30, 2000 end of prior quarter
Off-balance-sheet liabilities	54 460	47 652	44 250	45 746
a) total value of guarantees extended, of which:	42 993	36 685	43 312	44 808
- for subsidiary companies	11 467	10 967	938	938
- for associated companies	0	0	0	0
- for the parent company	0	0	0	0
b) other off-balance-sheet liabilities, by virtue of:	0	0	0	0
-				
-				
-				
-				
-				
Total off-balance-sheet liabilities	54 460	47 652	44 250	45 746

Notes to the report for the 3rd quarter of 2001

1. Background

1.1 The report in question sets out the financial data for the 3rd quarters of 2000 and 2001, covering in aggregate all the organizational units which keep separate accounts and which altogether constitute the company ORBIS S.A..

1.2 The report for the preceding periods has not been adjusted.

2. Accounting principles

2.1 Basis for preparation of the financial statements

The financial statements of the Company were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost less depreciation calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

2.3 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those later acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is valued at acquisition price or cost of manufacturing, taking into account exchange rate differences and interest due throughout the duration of investment financing, until its completion.

With respect to work in progress which has been terminated, a provision equal to the costs of securing the construction incurred during the reporting period is set aside. Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

2.4 Financial fixed assets

Investment in capital instruments, i.e. shares and participations in other companies and long term securities are appraised at their acquisition cost.

In case of investments deemed to have permanently deteriorated in value, special earmarked reserves in the amount equivalent to the loss in value of such investments according to the assessment of the Company's Management Board are set aside.

2.5 Creditors and debtors

Amounts due to creditors and from debtors are reported according to the actual value due to be paid. Transactions in foreign currencies are converted according to the rate of exchange as of the date of transaction. Negative realized and unrealized exchange rate differences arising as a result of difference in the dates of accounting and transaction settlement are shown as financial costs.

Positive realized exchange rate differences are reported as financial income while unrealized positive exchange rate differences are shown in the balance sheet as deferred income until they have been received.

As of the date of preparation of the financial statements, all amounts due to creditors and from debtors denominated in foreign currencies are converted according to the average rate of exchange of a given currency announced by the President of the National Bank of Poland.

Provisions for receivables and debts are raised according to the rules laid down in Article 37 section 1 points 1, 2 and 3 of the Polish Accounting Act, i.e. provisions are made for receivables from debtors put into liquidation, receivables from debtors in case a petition in bankruptcy has been dismissed, for receivables questioned by debtors and for receivables due from debtors who have been evading payments for the period exceeding 6 months.

In case of receivables overdue for over 6 months, provisions are set aside according to the following rates:

- more than 6 months overdue 50% of the principal debt,
- more than 9 months overdue 80% of the principal debt,
- more than 1 year overdue 100% of the principal debt.

2.6 Stocks

Stocks of tangible assets are reported at their acquisition price or cost of manufacturing which may not, however, exceed their net realizable value.

Raw materials, goods for resale, foodstuffs and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price.

2.7 Tradable securities, cash and cash equivalents

Tradable securities are valued in the following manner:

- debt securities at their realizable value, while the difference between the acquisition cost and the actual realizable value is appropriated as financial income or reported as financial cost,
- shares, participations and other securities at their acquisition cost.

  Cash denominated in PLN is appraised according to its nominal value, while cash denominated in foreign currencies is converted into PLN at the purchase rate which may not exceed the average rate announced by the by the President of the National Bank of Poland on the balance date.

2.8 Deferred costs

Deferred costs are reported according to Article 39 of the Polish Accounting Act, i.e. if the expenditures on operating activity relate to the months following the month in which they were incurred, they are cleared during the period to which they relate, while the

costs of repairs are absorbed over 12 - 60 months. The costs of the so-called low-priced tangible assets constituting equipment of newly built or thoroughly modernized hotels recently put into operation are absorbed over the period of 24 months.

2.9 Jubilee awards, retirement reimbursement and remunerations for overdue vacations

According to the adopted remuneration scheme, the Company's employees are entitled to jubilee awards in respect of certain duration of service to the Company as well as to retirement reimbursement upon their retirement. Prior to the year 1998, such cost items were reported as cash expenditures. As from 1998, a special awards and bonuses provision is set aside.

Amounts due to employees under the retirement reimbursement and jubilee award schemes calculated by an actuary as of December 31, 2000, amounted to PLN 64 432 thousand. A provision raised for this purpose and set aside by September 30, 2001, amounted to PLN 60 711 thousand which represents 94.2% of accrued amounts payable.

As of September 30, 2001, the accounting books include an adjustment made under accrued expenses as of June 30, 2001, with respect to payments due to employees for overdue vacation leaves in the amount of PLN 3 409 thousand.

The principle of making an adjustment, as of June 30 each year, of the provisions set aside for amounts due to employees for holiday leaves which had not been taken was first introduced in the year 2001. The adjustment does not affect the overall result, since it is posted to provisions set aside for amounts due to employees under the retirement reimbursement and jubilee award schemes.

2.10 Corporate income tax

According to the Polish law, the Company withholds 28% of taxable income for corporate tax liability in the year 2001. The profit and loss account shows the value of book income tax, i.e. the value of the fiscal income tax less the value of deferred tax. The temporary differences in tax allocation are dealt with by either setting up a separate reserve or by crediting the receivables account with the deferred income tax charge arising as a result of various dates of assessing costs for accounting purposes and for taxation purposes. Receivables under deferred taxes may be booked only when there exists an actual possibility of their future receipt.

The main items taken into account for the purpose of calculation of the above mentioned provisions and receivables are differences in securities' valuation, provisions for payments due to employees, depreciation of fixed assets which are subject to investment allowance (reliefs), as well as accrued and unpaid interest on financial deposits, accrued and unpaid interest on loans obtained during the repayment period. During the tax year, provision calculations include costs of current operations, i.e. costs of energy consumption, commissions of travel agencies, payment of lump-sum remunerations, etc.

2.11 Income

Sales have been assessed on the basis of invoiced amounts. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is accounted for in the margin earned.

2.12 Equity

Equity and other assets and liabilities are assessed at their nominal value.

3. Analysis of data shown in the balance sheet

3.1. As of the end of the 3rd quarter of 2001, the balance sheet total grew by 5% as compared to the balance sheet total of September 30, 2000.

3.2 Assets:

Fixed assets increased by 14% as a result of the following changes:

- growth of the tangible fixed assets by 12% as a result of purchases and hotel modernization works,
- in the financial fixed assets, as a result of increase, in the year 2000, of holdings in the company Autostrada Wielkopolska S.A. and establishment of the limited liability company Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. in the second half of the year 2000 as well as increase of holdings in Globis Poznań Sp. z o.o. by PLN 1 500 thousand and in Orbis Transport Sp. z o.o. by PLN 7 183 thousand.

During the 3rd quarter of 2001, the share of current assets in the overall asset structure went down from 18% to 10%, mainly as a result of:

1) decrease in stocks by 11.3 %,
2) decrease of the cash balance at bank accounts by 3.7% accompanied by an increase of receivables by 3.4% in comparison to the 3rd quarter of the past year.

The remaining assets, that is the deferred costs and prepayments figure decreased by 2.2% as compared to the corresponding period last year. The deferred costs and prepayments item includes deferred income tax charges of PLN 7 251, unpaid VAT of PLN 1 049 thousand which shall be cleared during the next reporting period and expenditures incurred to be cleared during future periods, i.e. prepayments to the Social Benefits Fund, payment of the bonus (the so called "thirteenth" salary) in May and June, expenses for hotel repairs.

3.3 Liabilities

1. As at the end of the 3rd quarter of the year 2001, the balance of liabilities changed, as compared to the corresponding period of the year 2000, as a result of changes in the following figures:

    1) equity - increased by 5% as a result of posting the profits generated in the year 2000 to supplementary capital,
    2) provisions – increased by 3.4% as a result of adjustment of provision for future payments to employees under the jubilee awards and retirement reimbursement scheme,
    3) accounts payable (creditors) increased by 10.8% as a result of incurring a long-term bank loan for the purpose of hotels' modernization, accompanied by the repayment of loans granted by the Central Fund for Tourism and Recreation (CFTiW) in the previous years,

4) accruals and deferred income decreased by 2.6% as compared to the corresponding period of the past year and include the following provisions:
   - provision relating to the termination of leasing agreements executed with Warimpex AG and estimated additional costs of PLN 2 539.2 thousand,
   - provision with respect to remuneration payments for past-period vacations in the amount of PLN 697.5 thousand,
   - provision set aside with respect to incurred but unbilled costs of operations, such as telephone bills, costs of electric power and water as well as fees for participation in hotel systems

   as well as advance charges for hotel services to be provided in the future which are subject to VAT.

3.4 The structure of the balance sheet total as of September 30, 2001, shows that fixed assets contribute 87.6%, current assets 10.7% and remaining assets 1.7% to total assets, while equity contributes 83%, provisions 5%, creditors 9% and accruals and deferred income 3% to total liabilities.

4. Analysis of data shown in the profit and loss account

4.1 During the 3rd quarter of 2001, the sales figures reached the level of PLN 187 392 thousand and decreased by 5.2% as compared to the results achieved in the second quarter of the year 2001. However, this figure deteriorated by 12.1% as compared to the corresponding figure for the 3rd quarter of the previous year. In general, the number of roomnights sold amounted to 537,469, i.e. by 5.4% less that the corresponding figure for the 3rd quarter of the year 2000.

Lower sales revenues are an outcome of the decline of the average rate in tourist segment by 8.1% (to PLN 149.2) accompanied by the increased number of roomnights sold in this segment (growth of roomnights sold by 8.7%) as well as of the falling number of roomnights sold to business guests by 19.1%, accompanied by a decline of the average rate in this segment by 5% (PLN 285.2). The Average Daily Rate in the 3rd quarter of 2001 equaled PLN 208, reflecting a downfall by 10.2% as compared to the third quarter of the year 2001. The average rate per one room sold during the 3rd quarter of the year is traditionally lower than in the second quarter due to the growth of tourism in July and August at rates much lower than the business rate. At the same time, considering the tightening competition on the Polish hotel market, hotels are compelled to reduce their rates.

The decline in the sales to business guests is caused predominantly by the reduction in the number of business trips by foreign guests and a decline of demand for hotel services from domestic companies. Orbis hotels began to perceive the weakened business growth in the hotel industry much earlier, i.e. already in the first quarter of the year 2001. In the condition of the decelerating growth of the American economy and deteriorating business environment in Europe, the chances for the revival of the business growth in Poland, hoped for since the second half of the year 1998, have faded away. The crisis of public finances in Poland additionally aggravated the perspectives for improvement of the economic condition of several Polish enterprises and significantly reduced their demand for hotel as well as food&beverage services.

The September tragedy in the United States did not significantly affect the performance of Orbis S.A. during the third quarter of 2001. Cancellations were recorded primarily on the Cracov and, to a lesser extent, Warsaw markets. Despite the terrorist attacks, the share of the US and Canadian guests in the overall number of roomnights sold equaled 8.4% during the third quarter of the year 2001 as compared to 7.6% during the third quarter of 2000. Orbis hotels recorded a significant degree of cancellations during the fourth quarter of 2001. Some of these cancelled bookings have been rescheduled for a later date while a certain part, particularly tourist traffic, has been cancelled permanently. Orbis hotels did not record any cancellations of bookings made by US and Canadian guests for the first quarter of the year 2002.

During the 3rd quarter of 2001, the occupancy rate reached the level of 59.6%, reflecting an increase by 0.7% as compared to the occupancy rate recorded in the second quarter of the year and a decrease, by 4.4 percentage points, as compared to the rate recorded in the corresponding period of the past year. The number of hotel rooms available during the third quarter of 2001 increased by 1.6% and equaled 9808 rooms.

The Revenue per Available Room (RevPar) equaled PLN 124, reflecting a decline by 4.1% as compared to the second quarter of the year 2001 and by 16.5% as compared to the 3rd quarter of 2000.

The third quarter of the year 2001 witnessed the opening of the Orbis Central Sales Office (CSO). The Office consists of the Central Office at the Orbis Management Board's Office as well as four Regional Offices based in Warsaw, Katowice, Poznań and Gdańsk, through which the services of all the Orbis hotels in Poland are sold to corporate customers located in these regions. A Tourist Market Department in the CSO co-operates with tour operators and travel offices throughout the world. At the same time, the CSO co-operates with the Accor Distribution Services on a worldwide scale by offering the services of Orbis hotels operating under one of the Accor's brands. The first results of the CSO's operations are expected to become noticeable in the year 2002.

4.2 The costs of products, goods and raw materials sold during the 3rd quarter of 2001 reached the level of 91%, while costs of sales accounted for 87% and general overheads accounted for 89% of the corresponding figures for the 3rd quarter of 2000.

The operating profit achieved during the 3rd quarter of 2001 equaled PLN 34 812 thousand. It accounts for 84.9% of the profit generated during the third quarter of the year 2000. Hence, this result is weaker than that achieved during the corresponding period of the past year, but at the same time better than that generated during the 2nd quarter of 2001. Such performance was affected, apart from the lower level of sales as compared to the 3rd quarter of 2000, by high fixed costs, particularly by depreciation write-offs in the amount of PLN 17 million. This represents a growth of depreciation write-offs by 12.4% as compared to the preceding quarter. The high value of depreciation results from hotel base modernization program carried out since 1998 as well as from new investments in hotels by Orbis S.A..

The employment-restructuring program was continued during the 3rd quarter of 2001. The program brought about a reduction of employment by 785 posts as compared to the

employment level as of September 30, 2000. The employment coefficient reached the level of 0.73 per room. The average employment level during the third quarter of the year 2001 equaled 7 499 posts and went down by 9.3% as compared to the corresponding period in the past year. The layoffs progressed in accordance with the Social Pack by way of payment of severance payments and compensations to redundant employees. As a result of employment restructuring, the remaining operating costs in the year 2001 grew by PLN 8 098 thousand (by PLN 3 195 thousand during the 3rd quarter of 2001) while in the year 2000 – by PLN 4 267 thousand (by PLN 1 179 thousand during the 3rd quarter of 2000).

4.3 The results of financial operations during the 3rd quarter of 2001 deteriorated by 49.6% as compared to the 3rd quarter of 2000. Such decline was caused by a reduction of financial income since free cash, which so far had been invested in deposits and short-term tradable securities, was allocated for modernization of hotels.

4.4 A gross profit of PLN 37 155 thousand was recorded in the 3rd quarter of 2001 as compared to a gross profit of PLN 45 707 thousand achieved in the corresponding period of past year.

4.5 The book income tax reflects the released provision that has been created in the past years for investment allowance (relief) and temporary differences in the costs of income generated.
The fiscal income tax for the three quarters of 2001 includes, in its tax basis, a premium of PLN 4 986 thousand generated as a result of the allocation of an investment allowance (relief) in the year 2000.
The fiscal income tax for the three quarters of the year 2001 amounted to PLN 22 463 thousand while the book income tax equaled to PLN 18 735 thousand.

4.6 The net profit amounting to PLN 26 590 thousand generated during the 3rd quarter of the year 2001 amounted to 81% of the profit generated in the corresponding period of 2000.

4.7 Consequently, earnings per share calculated on the basis of net profits for 12 months fell to PLN 1.14 from the level of PLN 1.48 recorded in the corresponding period of 2000.

5. Analysis of data shown in the cash flow statement

5.1 The cash flow statement of the Company is prepared by indirect method.

5.2 During the 3rd quarter of 2001, the net cash flow from operating activities equaled PLN 44 484 thousand, which accounts for 71.2% of the figure achieved during the corresponding period last year, while receipts from investment activities accounted for 10.4% of those generated during the 3rd quarter of 2000. Expenditures decreased by 75.5% as compared to the corresponding period of the past year while expenditures on financing activities decreased by 6.9% as compared to the figure for the corresponding period in 2000 as a result of a drop in the amount of interest payable due to the repayment of loans granted by the former Central Fund for Tourism and Recreation (CFTiW).

The above breakdown indicates a decrease in cash and cash equivalents generated during the 3rd quarter of 2001 from operating activities and a decrease in cash and cash equivalents invested in hotel modernization. At the same time, expenditures for acquisition of fixed tangible assets still dominate in the structure of the overall investment expenses. The financial operations continue to be dominated by expenditures related to the repayment of loans. However, neither the expenditures on investment nor on financial operations did affect the Company's financial liquidity; consequently, the Company recorded a positive net balance of cash and cash equivalents at the end of the third quarter of 2001.

6. Additional information

6.1 As of September 30, 2001, the value of the Company's equity amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

1. ACCOR S.A	20.00%
2. Reib International Holdings Limited	12.42%
3. The State Treasury	6.24%
4. Globe Trade Centre S.A.	5.00%
5. Michał Sołowow	5.01%
6. Other Shareholders	51.33%

6.2 As of September 30, 2001, members of the Management Board held the following blocks of Orbis S.A. shares:

1. Maciej Grelowski	President of the Management Board holds 4 563 shares of ORBIS S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of ORBIS S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of ORBIS S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 470 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of ORBIS S.A.
5. Lidia Mieleszko	Member of the Management Board holds 268 shares of ORBIS S.A.
6. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group

7. Other events affecting the Company's financial standing

7.1 On January 31, 2001, the Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) decided to maintain the „A+" rating with a stable perspective awarded to Orbis S.A. and to withdraw the company from its „observation list".
/Current report no 2/2001/.

7.2 The capital increase in Orbis Transport Sp. z o.o. was registered on January 15, 2001. Orbis S.A. holds 82.383% shares in the capital of the company.
/Current report no 3/2001/.

7.3 Orbis S.A. terminated the management contract with the company „PH Majewicz Sp. z o.o." relating to „Pod Orłem" Hotel in Bydgoszcz. The said management contract was replaced with a franchise agreement.
/Current report no 4/2001/.

7.4. On February 14, 2001, Orbis S.A. and PKN „ORLEN" having its corporate office in Płock signed a co-operation agreement concerning granting weekend coupons as an award in the Vitay Program.
/Current report no 5/2001/.

7.5. On February 15, 2001, Orbis S.A. signed an annex to the Conditional General Franchising Agreement according to which the fees payable by Orbis S.A. to Accor Polska Sp. z o.o. in respect of hotels being a part of the ACCOR network will be made in three equal annual installments.
/Current report no 6/2001/.

7.6. On March 26, 2001, Orbis S.A. executed a credit agreement with a consortium composed of 6 banks led by Credit Lyonnais concerning granting of a fifty million EURO closed-end credit facility with an option to convert it into a revolving credit.
/Current report no 7/2001/.

7.7. On April 3, 2001, Orbis S.A. and Inter-Continental Hotels Corporation of Atlanta, Georgia, U.S.A. executed an agreement, by virtue of which, upon a mutual consent of the parties, the franchising agreement executed with IHC concerning the trade mark for the Victoria Hotel in Warsaw expired on April 1, 2001, while the franchising agreement executed with IHC concerning the trade mark for the Forum Hotel in Warsaw will expire on July 1, 2002.
/Current report no 8/2001/.

7.8 On April 12, 2001, „Orbis" S.A. and Skanska Polska Sp. z o.o. having its corporate headquarters in Warsaw signed a contract concerning implementation of the first phase of modernization works at the „Forum" hotel in Warsaw. The I phase of works involves modernization of the hotel rooms. The parties assessed the value of the contract at PLN 29,300,000 plus VAT.
/Current report no 9/2001/.

7.9 On April 18, 2001, Orbis and MITEX S.A. with its corporate seat in Kielce signed and agreement concerning creation of leisure and sports center in the "Mrongovia" hotel in Mrągowo. The value of the contract amounts to PLN 11,500,000 plus VAT. /Current report no 10/2001/.

7.10. On May 17, 2001, Orbis S.A. and ACCOR POLAND executed Annex No 4 to the General Conditional Franchise Agreement signed by and between the parties on July 26, 2000.
In accordance with the said Annex, the indemnity payment of US$ 1,600,000 for Inter-Continental Hotels Corporation shall be settled as a set-off of mutual payments between Orbis S.A. and ACCOR POLAND Ltd. constituting partnership fee as well as fixed license fees due from Orbis S.A. for the given Hotel and for Hotels which already operate or will, by December 31, 2001, commence their operations under a name being one of the ACCOR's Trade Marks, with the exception of hotels which used the trademark NOVOTEL prior to the execution of the above mentioned Agreement.
/Current report no 15/2001/.

7.11. The Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) has revised its ratings and decided to maintain the creditworthiness rating awarded to ORBIS S.A. in May, 2000, at a „A+" level with a stable perspective.
/Current report no 17/2001/.

7.12. The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 7, 2001. The Assembly approved:

1) Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2000, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2000;
2) Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2000, up till December 31, 2000;
3) Financial statements of the Company including:
   - balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,257,101,430.57 (say: one milliard two hundred fifty seven million one hundred and one thousand four hundred and thirty Polish Zloty and 57 Grosze);
   - profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze);
   - cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 19,187,655.01 (say: nineteen million one hundred and eighty seven thousand six hundred and fifty five Polish Zloty and 1 Grosze);
   - additional notes;
4) Apportionment of the entire net profit generated during the financial year ended December 31, 2000, amounting to PLN 84,807,484.42 (say: eighty four million

eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze) to the Company's supplementary capital,

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2000.

7.13. The Ordinary General Assembly of Orbis S.A. Shareholders also approved the annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2000, including:

1. consolidated balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,351,466 thousand (say: one milliard three hundred fifty one million four hundred and sixty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 87,587 thousand (say: eighty seven million five hundred and eighty seven thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 23,962 thousand (say: twenty three million nine hundred and sixty two thousand Polish Zloty);
4. additional notes;
5. report on the activity of the Group during the year 2000.

7.14. The Ordinary General Assembly of Orbis S.A. Shareholders appointed the following members of the Supervisory Board for its V term of office: Andrzej Saja, David Vely, Christian Rousseau, Janusz Marek Czarzasty, Paweł Dębowski, Stephane Michelangeli, Eli Alroy, and acknowledged the report of the Central Electoral Committee on the election of employee representatives to serve as members of the "Orbis" S.A. Supervisory Board during its V term of office, as a result of which, pursuant to § 16 section 2 and 3 of "Orbis" S.A. Statutes, the following persons had been appointed members of the Supervisory Board for its V term of office: Rożdżyński Janusz, Dutkowska Wanda and Czepielinda Sabina.

7.15. The Ordinary General Assembly of Shareholders granted its consent to:

1) transfer of the title to perpetual use of real property located in Toruń, Poland, at 1/3, Kraszewskiego street, consisting of a plot of land no 154/3, having an area of 0,0433 hectare to the Toruń City Commune for a price of PLN 11,260;
2) termination of the title to perpetual use of real property consisting of a plot of land no 154/1, having an area of 0,0121 hectare and passing it over to the State Treasury for municipal purposes, against payment of indemnity in the amount of PLN 3,100 to Orbis; the above mentioned titles to perpetual use of the real property are disclosed in the land and mortgage register KW no 16175 kept by the District Court in Toruń, Land and Mortgage Registry Division;
3) transfer of the title to perpetual use of land constituting a component of an undeveloped real estate composed of plots no 329/1 and 329/3 located at 2, Popie³uszki street, Toruń, Poland;
4) sale of the title to perpetual use of land constituting a component of a real estate located in Toruń and consisting of:
   - plot of land no 329/1 having an area of 0,0327 hectare,
   - and plot of land no 329/3 having an area of 0,0064 hectare,

registered in the land and mortgage register KW no 29943 kept by the District Court in Toruń, Land and Mortgage Registry Division;

5) transfer of the title to perpetual use of land constituting a component of a real estate located in Zegrze Płd., Nieporęt Commune, consisting of:
   - plot of land no 81/1 having an area of 200.00 m^2,
   - and plot of land no 125/1 having an area of 2232.00 m^2,

   registered in the land and mortgage register KW no IV-4464 (formerly KW 37843) kept by the District Court in Legionów, Land and Mortgage Registry Division;
6) transfer of the title to perpetual use of land constituting a component of a real estate located in Bielsko-Biała, consisting of plot no 119/5 having an area of 653 m^2, registered in the land and mortgage register KW 35048 kept by the District Court in Bielsko-Biała, Land and Mortgage Registry Division;
7) transfer of the housing co-operative member's ownership title to commercial premises located at 20, Żabia street, Białystok, having a total area of 1163.20 m^2 (first and second floor in a XI-floor building), under the management of a housing co-operative in Białystok;
8) transfer of the real estate located at 5, Powstańców (Śląskich street, Wrocław, consisting in a plot of land no 39 (AM 14) having the total area of 3649.00 m^2, in which the ORBIS share equals 11.85%, and commercial premises (VIII floor in a multi-storey building) having an area of 532.60 m^2, owned by ORBIS S.A., along with the respective share of the common premises of the building, in which the ORBIS share equals 11.85%, registered in the land and mortgage register no KW 93590 kept by the District Court in Wrocław-Krzyki, Land and Mortgage Registry Division;
9) transfer of the title to perpetual use of a plot of land no 9/7, having the total area of 1393.00 m^2 and the ownership title to a building located at 9, Modrzewiowa street, Bydgoszcz, having the total area of 183.00 m^2, registered in the land and mortgage register no KW 35738 kept by the District Court in Bydgoszcz, Land and Mortgage Registry Division;
10) transfer of the title to perpetual use of a plot of land no 10/5, having an area of 2793.00 m^2 and the ownership title to buildings and constructions located at 3, Rolna street, W³oc³awek, having an area of 628.00 m^2, registered in the land and mortgage register no KW 53147 kept by the District Court in Włocławek, Land and Mortgage Registry Division;
11) acquisition by ORBIS S.A. from the Office of the Sopot Commune of the right of perpetual use, until the year 2089, of plots no 2/7, 103/7 and 104/7, registered in the land register under entry no 865, located in Sopot at Powstańców Warszawy street, having a total area of 591 m^2, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 4718 which specifies their legal status in return for abandonment by ORBIS S.A. of the right of perpetual use, until the year 2089, of plot no 2/5, having a total area of 492 m^2, registered in the land register under entry no 3654, located in Sopot at Powstańców Warszawy street, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 5302 which specifies its legal status.

    /Current report no 19/2001/.

7.16. On July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired

from Orbis S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań, Poland. The above mentioned transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A.
/Current report no 23 dated June 30, 2000./
/Current report no 25, 2001/.

7.17. On March 14, 2001, Orbis S.A. purchased from Kulczyk Holding 165 924 shares having their nominal value specified in Euro in the company AWSA Holland B.V. established under the Dutch law.
On March 14, 2001, Orbis S.A. acting as a contributor and AWSA Holland II B.V. acting as a recipient executed an agreement concerning contribution, as a premium, of shares in a motorway developer, Autostrada Wielkopolska S.A., having a value of PLN 42,950 thousand.
The shares in Autostrada Wielkopolska SA contributed to AWSA Holland II B.V. by shareholders on March 23, 2001 had been contributed by AWSA Holland II B.V. to the company AWSA Holland I B.V..
AWSA Holland I B.V. pledged the shares in Autostrada Wielkopolska SA to Credit Lyonnais SA as collateral security for the repayment of loan. The pledge was registered in the share register of Autostrada Wielkopolska SA and entered in the Pledge Register kept by the XVIII Commercial Division of the District Court for the Capital City in Warsaw.

7.18. An Extraordinary General Assembly of Orbis S.A. Shareholders was held on September 18, 2001. The Assembly appointed a new Supervisory Board of Orbis S.A. composed of the following members: Michael Harvey, Andrzej Saja elected by way of voting in separate groups, and Eli Alroy, Wojciech Ciesielski, Stephane Michelangeli, Jean Philippe Savoye, David Vely.
Shareholders forming the voting groups no I and II delegated Michael Harvey and Andrzej Saja to perform supervisory functions on a permanent basis.
/Current report no 32/2001/

7.19. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street.
The case relates to the part of land on which the Forum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land

and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.
The decision is question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision. According to the knowledge of Orbis S.A., it is also not the subject of any other administrative proceedings or litigation.
The decision merely means that an appropriate body, i.e. the Head of the Warsaw county, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree". In such case, the matter of the legal consequences stemming from the acquisition by Orbis S.A. of the right to perpetual hold over the land and ownership of the building, which was omitted by the Supreme Administrative Court, may arise. The building, which has been built by the legal predecessor of Orbis S.A. and which constitutes a separate property may not be subject to the proceedings based on the Decree, since it did not exist at the time of filing the above-mentioned request. Furthermore, there are no grounds, particularly under Articles 145 and 146 of the Code of Administrative Proceedings, to undermine the decision granting the right to the property to the legal predecessor of Orbis S.A.. Thus, the claims of heirs to the former owners should, in the end, be examined on the basis of and according to the procedure laid down by Article 160 of the Code of Administrative Proceedings – as claims towards the State Treasury.
Furthermore, it should be mentioned that the present company Orbis S.A., though a legal successor of the entity which acquired the rights in 1991, may not be identified with it, since it no more belongs to the category of state-owned legal persons (state-owned enterprises, companies wholly owned by the State Treasury), but acquired a special status of a public company under the provisions on public trading in securities. All the more so, Orbis S.A. should remain beyond the impact of the legal consequences arising out of the decision issued by the Supreme Administrative Court and described above.
/Current report no 35/2001/

8. <u>Litigation pending in courts of law and public administration authorities</u>

No court or administrative proceedings of a total value in excess of PLN 105 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of March 31, 2001, were initiated against or by the Company. Among the pending court litigation, the case relating to the „Hotel Europejski" in Warsaw is of particular importance to the Company.

On October 6, 1999, the Head of the Warsaw County issued a decision concerning establishment of a right to perpetual hold (of 99-year duration) of the real property located in Warsaw, at 13, Krakowskie Przedmieście street, to a joint stock company named "Hotel Europejski - Spółka Akcyjna" having its corporate headquarters in Warsaw.
In the opinion of the Management Board of ORBIS S.A., this decision was a mistake. In the light of the above, on October 25, 1999, ORBIS S.A. appealed against this decision and pleaded for its reversal by the relevant appellate authority in accordance with the appeal procedure.

On December 17, 1999, the Voivod (Head) of the Mazowieckie Province annulled the challenged decision in its entirety and passed the case for further review.
Acting in the interest of its shareholders, on December 30, 1999, the Management Board of ORBIS S.A. filed a demand with the Head of the Warsaw County to transfer the ownership title to the real property located in Warsaw at 13, Krakowskie Przedmieście street, or possibly to establish a right of perpetual use of the above mentioned real property at the same time transferring the ownership title to the building located on this real property. Two experts' opinions on financial outlays made with respect to the above-mentioned real property were produced as a justification of the above-mentioned demand.
The said opinions confirm that outlays made by ORBIS for upgrading and modernization of the hotel building, which was damaged in over 74%, exceed the value of the land, thus giving legal grounds for the transfer to ORBIS S.A., against an appropriate consideration, of the ownership title to the land pursuant to Article 231 of the Polish Commercial Code.

Since the Head of the Warsaw County failed to comply with the request of ORBIS S.A., on February 11, 2000, ORBIS S.A. filed a suit with the I Civil Division of the District Court in Warsaw to issue an injunction to the defendant, the State Treasury, represented by the Head of the Warsaw County, to transfer to ORBIS S.A., against a consideration, the title of ownership of land located in Warsaw, at 13, Krakowskie Przedmieście street, marked as plots of land numbered 51/1 with an area of 5 261 m^2, 51/2 with an area of 50 m^2, and 51/3 with an area of 19 m^2 in the map section 5-03-05, with respect to which the VI Land and Mortgage Registry Division of the District Court for Warsaw-Mokotów keeps a land and mortgage register no KW 201926.

On March 29, 2000, ORBIS S.A. applied to the Supreme Administrative Court in Warsaw to suspend the proceedings initiated and pending before the Court as a result of complaint of HOTEL EUROPEJSKI S.A. having its corporate seat in Warsaw filed on January 18, 2000, against a decision no 406 dated December 17, 1999, issued by the Mazowieckie Province Voivod, due to the fact that other proceedings are pending, in the course of which it shall be resolved with whom the right of ownership of the land should lie.

The Regional Court in Warsaw, I Civil Department, on 8 May 2000 in the case filed by Orbis S.A. against the State Treasury represented by the Head of the Warsaw County for transferring ownership title, ruled to secure the claim by entering a warning in section III of the land register KW 201926 maintained by the Regional Court for Warsaw Mokotów, VI Land and Mortgage Register Division in Warsaw, regarding pending litigation in respect of the transfer of ownership title to the real estate with an area of 53 a 30 sq.m. located in Warsaw at Krakowskie Przedmieście 13 in favor of Orbis S.A. The court dismissed the remaining scope of the motion to secure the claim.

At a hearing on July 28, 2000, the Supreme Administrative Court rejected the motion (seconded also by the Voivod) to suspend the proceedings and annulled the decision of Voivod no 406 dated December 17, 1999.

On August 31, 2000, the legal advisers I&Z spółka cywilna received a written justification of the Supreme Administrative Court's ruling from which it follows that the

matter will be submitted to the Mazowieckie Province Voivod for reconsideration in the course of appellate proceedings.

On September 8, 2000, the legal advisers I&Z spółka cywilna applied to the Mazowieckie Province Voivod to suspend administrative proceedings initiated as a result of a motion lodged by Hotel Europejski S.A. to establish a right to perpetual hold (of 99-year duration) of the lot of land located in Warsaw, at 13, Krakowskie Przedmieście street, to this joint stock company, on the grounds that that court proceedings are pending before the I Civil Division of the District Court in Warsaw in the course of which it shall be resolved with whom the right of ownership of this land should lie.

On November 6, 2000, by virtue of a decision no. 119/00, the Voivod of the Mazowieckie Province refused to suspend administrative proceedings regarding the consideration of the appeal in respect of instituting perpetual hold of the plot of land located in Warsaw at Krakowskie Przedmieście 13 in favor of the joint stock company Hotel Europejski with its seat in Warsaw.

In response, on November 22, 2000, Orbis S.A. represented by the legal advisers I&Z spółka cywilna complained against this decision to the Chairman of the Office of Housing and Urban Development through the mediation of the Voivod of the Mazowieckie Province and applied for the decision to be reversed and reiterated its request for suspending administrative proceedings in the case.
On December 5, 2000, having reconsidered the appeal filed by the legal advisers I&Z against the decision of October 6, 1999, no.532/ZP/99, issued by authorization of the Head of the Warsaw County and establishing the right of perpetual usufruct to the land located in Warsaw where Hotel Europejski is located in favor of Hotel Europejski S.A., the Voivod of the Mazowieckie Province issued decision no.588/00. The Voivod reversed section 2 (establishing a symbolic fee for instituting perpetual usufruct) and section 3 (obligating the perpetual usufructuary to make the payment by the date of signing of the relevant notary deed) of the disputed decision and ruled in this respect, while the remaining scope of the disputed decision was upheld.

On January 10, 2001, Orbis S.A. filed a complaint against the Voivod's Decision no.588/00 dated December 5, 2000, reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no.532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 13 in favor of the company Hotel Europejski S.A. with the Supreme Administrative Court, and applied for reversal of the disputed decision on the grounds that it was issued in violation of the law and for allocating litigation costs according to prescribed norms.

On January 17, 2001, the attorney-at-law of Orbis S.A. applied to the Supreme Administrative Court to suspend the execution of the decision no.588/00 dated December 5, 2000, issued by the Voivod of the Mazowieckie Province reversing sections 2 and 3 and upholding the remaining scope of the decision issued by authority of the Head of the Warsaw County no.532/ZP/99 of October 6, 1999, which established the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 13 in favor of the company Hotel Europejski S.A..

The District Court for Warsaw-Mokotów, X Land and Mortgage Registry Division in Warsaw entered, on February 12, 2001, a warning in section III of the land and mortgage register KW 201926 regarding litigation in respect of the transfer of ownership title to the real estate instituted by Orbis S.A. and pending before the District Court in Warsaw, I Civil Division.

Following the consideration of the complaint filed by Orbis S.A on November 22, 2000 against the decision issued by the Voivod of the Mazowieckie Province no. 119/00 dated November 6, 2000 refusing to suspend the appellate proceedings with respect to the establishment of the right of perpetual usufruct to the plot of land located at Krakowskie Przedmieście 14, on February 27, 2001 the Chairman of the Office of Housing and Urban Development issued a decision (no. GN.5.1-Z-14/01) upholding the challenged decision of the Voivod of the Mazowieckie Province dated November 6, 2000.

On March 30, 2001, Orbis S.A., represented by its legal advisers I&Z spółka cywilna, complained against the decision of February 27, 2001 to the Supreme Administrative Court and applied for the reversal of the challenged decision on the grounds that it was issued in violation of the law and for the reversal of the decision upheld thereby and pleaded to submit the case the Voivod of the Mazowieckie Province for further consideration.

Having considered and examined the case on complaint filed by Orbis S.A against the decision by the Voivod of the Mazowieckie Province dated December 5, 2000 in the matter of the perpetual usufruct, on March 28, 2001 the Supreme Administrative Court ordered that the complaint be dismissed. The justification to the ruling included, among others, a statement that the complaint was filed after time limit prescribed for its filing had lapsed.

In relation to the ruling issued on March 28, 2001, on April 10, 2001 Orbis S.A. represented by the legal advisers I&Z spółka cywilna lodged a motion with the Supreme Administrative Court for the addendum to the decision – the interpretation of the justification to the ruling with respect to the fact that the challenged decision was served on the attorney-at-law, in the procedure prescribed in Art. 40 of the Code of Administrative Procedure and the influence this circumstance exerted on the time limit set for the filing of the complaint.

On April 25, 2001, Orbis S.A represented by the legal advisers I&Z spółka cywilna lodged an application with the First President of the Supreme Court for filing an extraordinary appeal to the Supreme Court against the ruling issued on March 28, 2001 by the Supreme Administrative Court in the matter of the perpetual usufruct demanding the Court to move for the reversal of challenged ruling issued by the Supreme Administrative Court on March 28, 2001 and for the consideration of the complaint filed by Orbis S.A. against the decision of the Voivod of the Mazowieckie Province dated December 5, 2000. The decision rendered by the Supreme Administrative Court on March 28, 2001 is challenged on the grounds that it represents a flagrant infringement of the provisions of the Constitution of the Republic of Poland and the provisions of the Code of Administrative Procedure consisting in the calculation of the time limit for filing the complaint with the Supreme Administrative Court from the date the challenged

decision of the Voivod of the Mazowieckie Province was served on the Party, and not on its attorney-at-law.

Thus the following proceedings are currently pending:

1) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
2) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration, the ownership of the land to Orbis S.A..
3) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.

9. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2001 1 EURO = PLN 3.881
2) profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EURO = PLN 3.8254

Signature of the person representing the Company	**Signature of the person in charge of the Company's accounts**
Krzysztof Gerula Vice-President	Lidia Mieleszko Member of the Management Board

Warsaw, November 5, 2001.